UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-11288

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

13000 W. SILVER SPRING DRIVE

BUTLER, WISCONSIN 53007

Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201

(Address of principal executive offices)

(414) 352-4160

(Registrant’s telephone number, including area code)

Actuant Corporation 401(k) Plan

Milwaukee, Wisconsin

Financial Statements and Additional Information

August 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator

Actuant Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Actuant Corporation 401(k) Plan as of August 31, 2010 and August 31, 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2010 and August 31, 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information of schedule of assets (held at end of year) as of August 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

February 11, 2011

Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	August 31,
	2010	2009
Investments:
Participant-directed investments
Mutual funds	$69,577,759	$65,236,152
Common collective trusts	19,042,360	20,295,742
Actuant Corporation common stock	22,719,315	16,875,955

Assets held for investment purposes	111,339,434	102,407,849

Receivables:
Company contribution receivable	2,529,917	1,663,896
Notes receivable from participants	2,296,050	2,530,905

Total receivables	4,825,967	4,194,801

Liability:
Participant distributions payable	(8,056)	(23,676)

Net assets available for benefits at fair value	116,157,345	106,578,974

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(407,415)	97,684

Net assets available for benefits	$115,749,930	$106,676,658

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended August 31,
	2010	2009
Additions:
Contributions:
Company’s	$2,529,917	$1,663,896
Rollovers and plan mergers	3,733,188	10,474,478
Participants’	6,377,184	7,598,827
Net increase in fair value of investments	10,861,072	—
Interest and dividends from investments	1,944,781	2,034,681
Interest income on notes receivable from participants	142,604	206,355

Total additions	25,588,746	21,978,237

Deductions:
Net decrease in fair value of investments	—	(33,480,233)
Benefits paid to participants	(16,007,066)	(11,814,405)
Assets transferred out of the Plan	(289,610)	—
Administrative expenses	(218,798)	(84,546)

Total deductions	(16,515,474)	(45,379,184)

Net increase (decrease) in net assets available for benefits	9,073,272	(23,400,947)

Net assets available for benefits at beginning of year	106,676,658	130,077,605

Net assets available for benefits at end of year	$115,749,930	$106,676,658

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Actuant Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General

The Plan operates as a 401(k) salary reduction plan. Generally, all employees of domestic subsidiaries of Actuant Corporation (the “Company”) who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those covered by a collective bargaining agreement (“CBA”), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are added to the Plan at the discretion of the Company and employees of designated operating units may be excluded from plan participation.

As a result of acquisitions by Actuant Corporation, the following plans of acquired companies were merged with and into the Plan during fiscal 2010 and 2009:

Plan Name	Plan Assets
Fiscal 2010:
Cortland Cable Co. 401(k) Plan	$2,221,563
Sanlo Manufacturing 401(k) Plan	980,577
Viking Rope 401(k) Plan	465,988

Fiscal 2009:
BH Electronics 401(k) Profit Sharing Plan	$452,289
Templeton Kenly & Co., Inc. 401(k) Plan	8,109,661
Superior Plant Services 401(k) Plan	1,209,205

As a result of the divestiture of BH Electronics Inc. by Actuant Corporation during the fourth quarter of fiscal 2009, net assets of $289,610 related to BH Electronics Inc. employees were transferred out of the Plan on December 31, 2009.

Contributions

Participants may make voluntary pre-tax and after tax (“Roth”) contributions of between 2% and 50% of qualifying compensation, subject to certain Internal Revenue Code (“IRC”) limitations. The Company may make a matching contribution in Company stock to each eligible participant’s account. Company matching contributions are automatically invested in the Actuant Corporation Stock Fund (“Company Stock Fund”). The Company Stock Fund is comprised of Actuant Corporation Common Stock and cash equivalents.

The Company also may make a discretionary “core” contribution to the accounts of eligible participants. The Company is required to make contributions to certain participants who are subject to a collective bargaining agreement. In addition, participants must be employed by the Company on the last day of the plan year to be eligible for the core contribution. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year. Core contributions are automatically invested in the Company Stock Fund. The core contribution was temporarily suspended for fiscal 2009 and the first half of fiscal 2010, due to weak economic conditions and the Company’s efforts to reduce costs.

The Company contributed 114,891 and 107,003 shares of Company stock in 2010 and 2009, respectively, to fund the matching and core contributions.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan (continued)

Investment Options

Participants direct the investment of their voluntary contributions and may redirect the investment for the Company’s core and matching contributions to any of the defined investment options (in integral multiples of 1%). Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with contributions, participant rollovers, an allocation of plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. Administrative expenses of the Plan, other than investment fees (included in investment income) and participant loan fees, are paid directly by the Company net of account fees charged to separated participants. Separate pre-tax and Roth contribution accounts are maintained for applicable participants.

Vesting

Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balances. Participants normally vest in the Company match and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%

Payment of Benefits

At retirement, death, disability or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct transfer to an eligible retirement plan. If a participant’s vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. In the event of hardship, participants may withdraw a portion of their vested account balances.

Participant Notes Receivable

A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant’s vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear a fixed interest rate of the prime rate at the time of the loan plus 1%. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant in which case the term of the loan will be a reasonable period not to exceed 20 years, as determined by the plan administrator. Participants notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan (continued)

Forfeited Accounts

Forfeitures are created when participants terminate employment with the Company prior to being fully vested. These forfeited amounts are then used to reduce the Company’s future contributions to the Plan. At August 31, 2010 and 2009, forfeitures included in the Statement of Net Assets Available for Benefits were approximately $342,300 and $70,500, respectively. Forfeitures used to reduce Company contributions, which were made subsequent to the Plan year-end were approximately $408,400 and $52,100 for fiscal 2010 and 2009, respectively.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred at August 31, 2010 or August 31, 2009. There are no reserves against the contract value for credit risk of the contract issues or otherwise. The Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits includes the net appreciation (depreciation) in the fair value of investments, which consists of the realized and unrealized gains and losses.

Interest earned on common collective trusts and on notes receivable from participants is classified as interest and dividend income and interest income on notes receivable from participants, respectively, in the accompanying Statements of Changes in Net Assets Available for Benefits.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is reasonably possible that changes in the fair value of investments will occur in the near term. These changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances and settlements. The updated guidance will be effective for the Plan in fiscal 2011, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan in the fiscal 2012. The adoption of this guidance is not expected to have a material impact to the Plan’s financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted. The plan adopted this guidance in its August 31, 2010 financial statements and has reclassified participant loans of $2,530,905 for the year ended August 31, 2009 from investments to notes receivable from participants. Net assets available for benefits of the plan were not affected by the adoption of the new guidance.

Payment of Benefits

Benefits are recorded when paid.

Note 3. Investments

The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

Description	2010	2009
Actuant Corporation Common Stock	$22,719,315	$16,875,955
Wells Fargo Collective Stable Return	14,957,958	16,182,912
Wells Fargo Advantage Total Return Bond	6,775,223	6,710,941
Davis NY Venture	5,997,439	6,011,273
Legg Mason Large Cap Growth	6,225,700	6,769,917
Artio International Equity	*	5,541,905

*	Fund was not greater than 5% of the plan’s net assets

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 3. Investments (continued)

During fiscal 2010 and 2009, the Plan’s investments appreciated/ (depreciated) in value as follows:

	2010	2009
Mutual funds	$3,297,626	$(11,919,491)
Common collective trust funds	623,769	(340,107)
Actuant Corporation Stock Fund (including money market returns)	6,939,677	(21,220,635)

	$10,861,072	$(33,480,233)

Note 4. Fair Value Measurements

The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The following valuation methodologies are used for plan assets measured at fair value:

Mutual Funds: Valued at quoted market price which represents the net asset value (“NAV”) of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual security is traded.

Common Collective Trusts: Valued at their respective net asset values. The fair value of investments in the common collective trusts are determined by their trustee.

The methods described above may result in fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

A summary of the fair value of plan assets held for investment purposes are as follows:

	2010	2009
Level 1 Valuation:
Mutual funds
Target date funds	$24,854,091	$21,449,004
Blend funds	12,232,590	10,991,680
Growth funds	9,399,080	10,136,360
Bond funds	6,775,223	6,710,941
Value funds	5,551,061	5,616,675
International funds	5,134,470	5,541,905
Other funds	4,839,150	4,354,334
Actuant Corporation Stock Fund	23,511,409	17,311,207
Level 2 Valuation:
Common collective trusts	19,042,360	20,295,743

	$111,339,434	$102,407,849

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 5. Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated October 2002, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 7. Party-in-Interest Transactions

Certain plan investments are in shares of mutual funds and a common trust funds managed by Wells Fargo Bank, shares of Actuant Corporation Common Stock and participant loans. These transactions qualify as party-in-interest transactions, however, they are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	2010	2009

Net assets available for benefits per the financial statements	$115,749,930	$106,676,658
Differences in:
Investments	2,296,050	2,530,905
Notes receivable from participants	(2,296,050)	(2,530,905)

Net assets available for benefits per the Form 5500	$115,749,930	$106,676,658

Note 9. Subsequent Events

On September 1, 2010, the Biach Industries 401(k) Plan (net assets $1,096,600) merged with and into the Plan. The Company has evaluated subsequent events through February 11, 2011, the date the financial statements were issued.

Additional Information

Actuant Corporation 401(k) Plan

Schedule H, Part IV, Item 4i—Schedule of Assets (Held at End of Year)

EIN: 39-0168610 Plan Number: 022

August 31, 2010

	Identity of Issue, borrower, lessor, or similar party	Description of Investment	Cost	Current Value
	Registered Investment Company:
	Artio International Equity	Registered Investment Co.	(A)	$5,134,470
	Davis NY Venture	Registered Investment Co.	(A)	5,997,439
	Delaware Emerging Markets	Registered Investment Co.	(A)	3,909,881
	Dodge & Cox Stock Fund	Registered Investment Co.	(A)	3,596,832
	Goldman Sachs Mid Cap Value	Registered Investment Co.	(A)	1,954,229
	Hartford HLS Growth Opportunities	Registered Investment Co.	(A)	2,587,832
	Legg Mason Large Cap Growth	Registered Investment Co.	(A)	6,225,700
	Perimeter Small Cap Growth	Registered Investment Co.	(A)	585,548
	Pimco Commodity Real Return Strategy	Registered Investment Co.	(A)	929,269
	T. Rowe Price Retirement Income	Registered Investment Co.	(A)	700,366
	T. Rowe Price Retirement 2010	Registered Investment Co.	(A)	2,009,428
	T. Rowe Price Retirement 2015	Registered Investment Co.	(A)	4,093,738
	T. Rowe Price Retirement 2020	Registered Investment Co.	(A)	4,948,851
	T. Rowe Price Retirement 2025	Registered Investment Co.	(A)	3,877,115
	T. Rowe Price Retirement 2030	Registered Investment Co.	(A)	3,622,812
	T. Rowe Price Retirement 2035	Registered Investment Co.	(A)	2,348,669
	T. Rowe Price Retirement 2040	Registered Investment Co.	(A)	2,615,853
	T. Rowe Price Retirement 2045	Registered Investment Co.	(A)	637,259
	Vanguard Mid Cap Index	Registered Investment Co.	(A)	1,823,783
*	Wells Fargo Advantage Small Cap Value	Registered Investment Co.	(A)	4,411,368
*	Wells Fargo Advantage Total Return Bond	Registered Investment Co.	(A)	6,775,223
*	Wells Fargo Short-Term Investment	Registered Investment Co.	(A)	792,094

				69,577,759

	Common collective trusts:
*	Wells Fargo Collective S&P 500 Index	Common Collective Trust	(A)	4,084,402
*	Wells Fargo Collective Stable Return	Common Collective Trust	(A)	14,550,543

				18,634,945

	Common stock:
*	Actuant Corporation Common Stock	(B)	(A)	22,719,315

*	Participant notes receivable	(C)	-0-	2,296,050

				$113,228,069

*	Party-in-interest
(A)	Cost omitted for participant-directed investments.
(B)	Includes 1,146,159 shares of Actuant Corporation Common Stock.
(C)	Participant notes receivable have interest rates from 4.0% to 10.5%

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN

Date: February 11, 2011	/s/ Matthew P. Pauli
Matthew P. Pauli Plan Administrative Committee Member

Exhibit Index

Exhibit No.	Description

23.1	Consent of WIPFLI LLP